Law Offices of Thomas E. Puzzo, PLLC

3823 44th Ave. NE

Seattle, Washington 98105

Telephone: +1 (206) 522-2256

E-mail: tpuzzo@msn.com

May 31, 2018

VIA EDGAR

Sonia Gupta Barros

Assistant Director

Office of Real Estate and Commodities

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Alpha Network Alliance Ventures Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed May 8, 2018

File No. 333-224132

Dear Ms. Gupta Barros:

We hereby submit the information in this letter, on behalf of our client, Alpha Network Alliance Ventures Inc., a Nevada corporation (the “Company”), in response to the letter of the staff (the “Staff”) of the Securities and Exchange Commission dated May 14, 2018. The Company filed Amendment No. 2 to the Registration Statement on Form S-1 May 31, 2018.

The staff’s comments are reproduced in bold italics in this letter, and the Company’s responses to the staff’s comments follow each staff comment.

Dilution, page 17

1. Please tell us how you computed potential gain to existing shareholders, potential gain to existing shareholders net of offering expenses, net tangible book value per share after offering and increase to present stockholders in net tangible book value per share after offering of $44.9 if all common stock shares being offered for resale by the two selling stockholders are sold.

Company response: The net tangible book value per share after offering of $44.9 was a typographical of a misplaced decimal point. All dilution information has been recalculated based on information from the Company’s financial statements dated March 31, 2018, filed on EDGAR on May 22, 2018. Please see the updated information in the dilution table on page 17.

2. Please tell us how you computed book value per share after offering of $0.23 and percentage of capital contributions of 99.9% if all common stock shares are sold from your offering.

Company response: All dilution information has been recalculated based on information from the Company’s financial statements dated March 31, 2018, filed on EDGAR on May 22, 2018. Please see the updated information in the dilution table on page 17. The percentage of capital contribution is based on a capital contribution of $857,421 from current shareholders and $45,000,000 from prospective shareholders in the offering the subject of the Form S-1.

3. We note your revisions and response to prior comment 4, and we reissue the comment. Please revise your executive compensation table to include all compensation described in your description of employment agreements on page 35.

Company response: All compensation paid is reflected in the executive compensation table. The Company has amended its footnote in the executive compensation table to clarify that no additional compensation has been paid to Mr. Rivera.

Report of Independent Registered Public Accounting Firm, page F-2

4. Please have your auditor’s revise their audit report to comply with PCAOB AS 3101, The Auditor’s Report on an Audit of Financial Statements When the Auditor Expresses an Unqualified Opinion. Refer to SEC Release 34-81916.

Company response: The Company’s auditors have provided an new audit report, which is included on page F-2.

Please contact the undersigned with any questions or comments.

Sincerely,

LAW OFFICES OF THOMAS E. PUZZO, PLLC

/s/ Thomas E. Puzzo

Thomas E. Puzzo